Exhibit 99.14

NICE Copilot Wins 2024 AI Breakthrough
Award for Best AI Solution for Customer Experience

NICE Copilot enables advanced skills exchange between humans and AI, infusing greater cognitive awareness into every interaction.

Hoboken, N.J., August 29, 2024 – NICE (Nasdaq: NICE) today announced that its Enlighten Copilot has been selected as the winner of the “Best AI-based Solution for Customer Experience” category in the annual AI Breakthrough Awards. In its seventh year, the AI Breakthrough Awards recognize the world’s most innovative companies, technologies and products in the Artificial Intelligence industry with a comprehensive set of award categories that recognize trailblazing AI industry innovators.

NICE’s Generative AI solution for Conversational AI, NICE Enlighten Copilot offers customer service employees a “by-their-side” conversational AI experience, acting as an empowerment booster, producing accurate, informed, brand-specific, prompts and next best actions that are both behavioral and technical. Enlighten Copilot for Agents promotes smarter guided interactions, AI-driven personalized coaching and offloading of repetitive tasks, leading to better employee and customer experiences.

“NICE is writing the next chapter in CX innovation by delivering next-gen augmented and automated intelligence to the CX workforce,” said Barry Cooper, President, CX Division, NICE. “NICE Enlighten Copilot supercharges employee capabilities with advanced skillability, enabling dynamic skills transfer between humans and AI, driving employees to work smarter and faster, but not harder. With new levels of automated intelligence infused into every aspect of CX operations, we are empowering employees to understand customers’ intents and preferences in greater depth than ever before.”

NICE Enlighten Copilot lives inside the CXone Agent workspace to help employees provide better customer experiences in less time. By packaging real-time transcription, knowledge content, purpose-built AI models for CX, and Generative AI, Enlighten Copilot suggests personalized, timely responses that employees can immediately leverage.

Discover how customer service agents become heroes in the digital economy with Enlighten Copilot. To view a video on how Copilot works, click here.

About AI Breakthrough
Part of Tech Breakthrough, a leading market intelligence and recognition platform for global technology innovation and leadership, the AI Breakthrough Awards program is devoted to honoring excellence in Artificial Intelligence technologies, services, companies and products. The AI Breakthrough Awards provide public recognition for the achievements of AI companies and products in categories including AI Platforms, Robotics, Business Intelligence, AI Hardware, NLP, Computer Vision and more. For more information visit AIBreakthroughAwards.com.

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact:
Cindy Morgan-Olson, +1 646 408 5896, media@niceactimize.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Cooper, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties in making additional acquisitions or difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners; cyber security attacks or other security breaches against the Company; privacy concerns; changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, the effect of unexpected events or geo-political conditions, such as the impact of conflicts in the Middle East that may disrupt our business and the global economy; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.